UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-17506

A: Full title of the plan:
UST INC.
EMPLOYEES’ SAVINGS PLAN
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UST INC.
100 West Putnam Avenue
Greenwich, Connecticut 06830

UST INC. EMPLOYEES’ SAVINGS PLAN
FORM 11-K
INDEX
UST Inc. Employees’ Savings Plan Audited Financial Statements and Supplemental Schedule
Signature
Exhibit Index

UST Inc.
Employees’ Savings Plan
Audited Financial Statements
and
Supplemental Schedule
Years ended December 31, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

UST Inc.
Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
To the UST Inc.
Employee Plans Administration Committee,
We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees’ Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental Schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG, LLP
Stamford, CT
June 27, 2007

UST Inc.
Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets:
Investments (at fair value)	$300,463,300	$246,683,717

Receivables:
Participant contributions	439,763	447,164
Employer contributions	240,762	248,236

Total assets	301,143,825	247,379,117

Liabilities:
Due to trustee	10,680	15,079

Total liabilities	10,680	15,079

Net assets reflecting all investments at fair value	301,133,145	247,364,038

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	431,598	532,794

Net assets available for benefits	$301,564,743	$247,896,832

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2006	2005

Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Common stock of UST Inc.	$33,495,397	$(14,792,312)
Group trust funds	9,108,389	2,454,694
Interest and dividends	14,263,138	10,619,014

Investment income (loss), net	56,866,924	(1,718,604)

Contributions:
Participants	12,600,160	12,334,771
Employer	6,474,078	6,219,237

	19,074,238	18,554,008

Total additions, net	75,941,162	16,835,404

Deductions:
Benefits paid to participants	22,192,935	16,571,568
Administrative expenses	80,316	99,699

Total deductions	22,273,251	16,671,267

Net increase in net assets available for benefits	53,667,911	164,137

Net assets available for benefits:
Beginning of year	247,896,832	247,732,695

End of year	$301,564,743	$247,896,832

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005
1. Significant Accounting Policies
The financial statements of the UST Inc. Employees’ Savings Plan (the “Plan”) have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the financial statements of the Plan are appropriate; however, actual results may differ from these estimates.
Investment in common stock of UST Inc. (the “Company”) is stated at a fair value of $58.20 per share and $40.83 per share at December 31, 2006 and 2005, respectively. Group trust funds are also stated at fair value. The fair values of UST Inc. common stock and group trust funds are determined based on published market data. Participant loans are valued at their outstanding principal balances, which approximate fair value.
The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution and health and welfare pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2006 and 2005
2. Description of Plan
The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan is a trusteed plan administered by the UST Inc. Employee Plans Administration Committee (“EPAC”). The Vanguard Fiduciary Trust Company (“Vanguard”) is the Plan’s trustee.
Employees are eligible to participate in the Plan as of the first day of the month following their date of hire, provided they are scheduled to work at least 1,000 hours in their first year of service, as defined by the Plan. Employees are not eligible to receive an allocation of Company matching contributions until the later of the first anniversary of their date of employment or the first date on which the employee becomes eligible to participate in the Plan.
Through July 31, 2006, Plan participants were able to make an aggregate contribution to the Plan of 1 percent to 15 percent (in 1 percent increments) of base pay on a before-tax or after-tax basis. Beginning August 1, 2006, the maximum contribution rate was increased from 15 percent to 30 percent of base pay, with the exception of highly compensated employees, as defined by the Internal Revenue Service (“IRS”), who were still limited to a maximum contribution rate of 15 percent for 2006. Maximum contribution rates for highly compensated employees for future years will be as determined by the EPAC. The first 6 percent of participant contributions is subject to a 100 percent matching contribution by the Company, with the exception of employees of Ste. Michelle Wine Estates, a wholly-owned subsidiary of UST Inc., for which the Company matching contribution is 50 percent of the first 6 percent of amounts contributed.
If a participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the participant will forfeit the unvested portion of the Company’s matching contributions. Forfeitures, which totaled $48,791 and $42,954 in 2006 and 2005, respectively, are directed to the Vanguard Retirement Savings Trust Fund and are applied to reduce the Company’s future matching contributions. At the discretion of the UST Inc. Board of Directors (the “Board”), additional matching contributions may be made by the Company. For the years ended December 31, 2006 and 2005, no additional discretionary contributions were made. During 2006, the Plan was amended to allow participants the ability to transfer previously allocated matching contributions from investment in common stock of UST Inc. (the UST Common Stock Fund) to any of the Plan’s investment options, regardless of their years of service or age. In addition, this amendment provides that future Company matching contributions are automatically invested in the same investment funds that the participant has elected for their own contributions to the Plan. Prior to this amendment, only participants who had completed three or more years of service had the option to diversify the Company’s previously allocated and/or future matching contributions from investment in the UST Common Stock Fund to any of the Plan’s investment options. Participant contributions are always 100 percent vested, while vesting of the Company’s contributions generally occurs over a period of five years at a rate of 20 percent for each year of service. Upon attainment of five years of service, all Company contributions are immediately vested. Participants also become 100 percent vested upon death or attainment of age 55.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2006 and 2005
2. Description of Plan (continued)
The Plan includes a loan feature for participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the participant can borrow is the lesser of 50 percent of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months, if any. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate received by Vanguard from Reuters on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.
Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are also paid by the Plan.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants’ account balances become 100 percent vested and they are entitled to the fair value of their accounts.
The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions. Copies of the SPD are available from the Company’s Employee Benefits Department.
3. Participants’ Interests
A participant’s interest in the Plan is based on “Units of Participation,” the value of which is calculated daily for each fund based on the aggregate fair value of the fund’s investments. A participant obtaining a distribution from the Plan receives the fair value of his or her account. If a participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the participant will forfeit the nonvested portion of the Company’s matching contributions. Under the provisions of the Plan, a participant may, at the discretion of the EPAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant’s account in such other plan.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2006 and 2005
4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Investments
Individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the respective financial statement dates were as follows:

	December 31,
	2006	2005

UST Common Stock Fund, at fair value; 2006 — 6,512,725 units; 2005 — 7,388,665 units	$105,831,788	$84,895,755	*
Vanguard Retirement Savings Trust Fund; Collective Fund, at contract value**; 2006 — 45,283,586 units; 2005 — 40,933,787 units	45,283,586	40,933,787
Vanguard 500 Index Fund Investor Shares; Equity Mutual Fund, at fair value; 2006 — 244,523 units; 2005 — 259,549 units	31,932,193	29,827,413
Vanguard Explorer Fund; Equity Mutual Fund, at fair value; 2006 — 275,836 units; 2005 — 252,246 units	20,607,735	18,946,190
Vanguard LifeStrategy Moderate Growth Fund; Growth Fund, at fair value; 2006 — 925,701 units; 2005 — 823,991 units	18,847,264	15,219,118

*	See Nonparticipant-Directed Investments footnote.

**	Net assets available for benefits held in the Vanguard Retirement Savings Trust Fund are reported at contract value. The Vanguard Retirement Savings Trust Fund is a stable value fund which holds fully benefit-responsive investment contracts. The fair value of investments held in the Vanguard Retirement Savings Trust Fund was $44,851,988 and $40,400,993 at December 31, 2006 and 2005, respectively (See Note 1).

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2006 and 2005
5. Investments (continued)
In accordance with the Plan, participants can direct their contributions and Company matching contributions to be invested in one or more of the following funds: the UST Common Stock Fund, the Morgan Stanley Institutional Fund, the Vanguard 500 Index Fund, the Vanguard Capital Opportunity Fund, the Vanguard Explorer Fund, the Vanguard LifeStrategy Conservative Growth Fund, the Vanguard LifeStrategy Growth Fund, the Vanguard LifeStrategy Income Fund, the Vanguard LifeStrategy Moderate Growth Fund, the Vanguard PRIMECAP Fund, the Vanguard Total Bond Market Index Fund, the Vanguard Windsor II Fund and the Vanguard Retirement Savings Trust Fund.
The Plan allows participants who invest in more than one fund option to allocate their contributions in 1 percent increments per fund. In addition, the Plan permits participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2006 and 2005
6. Nonparticipant-Directed Investments
As indicated in the “Description of Plan” note to the Financial Statements, during 2006, the Plan was amended to allow participants the ability to transfer previously allocated matching contributions from the UST Common Stock Fund to any of the Plan’s investment options, regardless of years of service or age. In addition, this amendment provides that future matching contributions are automatically invested in the same investment funds that the participant has elected for their own contributions to the Plan. As a result of this amendment, the UST Common Stock Fund is now classified as a participant-directed investment. Prior to 2006, the UST Common Stock Fund included nonparticipant-directed investments, which related only to the Company’s matching contributions for those participants that had not yet completed three years of service or had not reached age 55. As such, the prior year amounts presented below include both the participant-directed and the nonparticipant-directed components of the fund’s investments and the effects of changes associated with both components of these investments. Information about the net assets and the significant components of the changes in net assets relating to the Plan’s nonparticipant-directed investments is as follows:

December 31,
2005
Net Assets, at Fair Value
UST Common Stock Fund	$84,895,755

Year ended
December 31,
2005

Changes in Net Assets
Employee and employer contributions	$5,832,590
Interest and dividends	4,491,168
Net depreciation in fair value	(14,792,312)
Benefits paid directly to participants	(4,398,822)
Administrative expenses	(39,881)
Transfers to Participant-directed investments	(15,870,243)

Decrease in Net Assets	$(24,777,500)

At December 31, 2005, the UST Common Stock Fund included 2.1 million shares of UST Inc. common stock.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2006 and 2005
7. Income Tax Status
The Plan has received a determination letter from the IRS dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since the effective date of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The EPAC believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. In January 2007, a request for a new determination letter was filed with the IRS.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$301,564,743
Less: Adjustment from fair value to contract value for fully benefit- responsive investment contracts	431,598

Net assets available for benefits per the Form 5500	$301,133,145

9. Subsequent Events
Effective January 2, 2007, the Plan was amended to allow participants to make Roth 401(k) contributions to the Plan in addition to the pre-tax and traditional after-tax contributions already permitted. The Roth 401(k) allows participants to make after-tax contributions and to withdraw such amounts, plus any earnings, tax-free, provided the account has been held for at least five years and the participant is at least age 59 1/2 on the date of distribution.
Effective March 1, 2007, the Plan was amended to add an Employee Stock Ownership Plan feature which provides participants the option to either reinvest, within the same fund, dividends paid on investments in the UST Common Stock Fund or to receive such dividends in cash.

Supplemental Schedule

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Group Trust Funds:

UST Common Stock Fund (1)	6,512,725 units —
	Common Stock Fund (2)	$105,831,788

Morgan Stanley Institutional Fund	565,005 shares —
International Equity	International Equity Fund	11,526,106

Vanguard 500 Index Fund	244,523 shares —
Investor Shares(1)	Equity Mutual Fund	31,932,193

Vanguard Capital	356,115 shares —
Opportunity Fund (1)	Equity Mutual Fund	13,062,289

Vanguard Explorer Fund (1)	275,836 shares —
	Equity Mutual Fund	20,607,735

Vanguard LifeStrategy	249,198 shares —
Conservative Growth Fund (1)	Growth Fund	4,134,199

Vanguard LifeStrategy	375,989 shares —
Growth Fund (1)	Growth Fund	8,974,867

Vanguard LifeStrategy	230,568 shares —
Income Fund (1)	Income Fund	3,211,805

Vanguard LifeStrategy	925,701 shares —
Moderate Growth Fund (1)	Growth Fund	18,847,264

Vanguard PRIMECAP Fund (1)	159,286 shares —
	Equity Mutual Fund	10,982,761

Vanguard Total Bond Market	687,031 shares —
Index Fund (1)	Fixed Income Fund	6,863,442

(1)	Indicates party-in-interest to the Plan.

(2)	Cost $58,358,189

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) (continued)
December 31, 2006

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Vanguard Windsor II Fund	415,085 shares —
Investor Shares (1)	Equity Mutual Fund	$14,424,192

Vanguard Retirement Savings	45,283,586 units —
Trust Fund (1)	Collective Fund (3)	44,851,988

Total Group Trust Funds		$295,250,629

Participant Loans (1)	Varying interest rates
	and maturity dates	5,212,671

Total Investments		$300,463,300

(1)	Indicates party-in-interest to the Plan.

(3)	Reported at fair value. Contract value is $45,283,586.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UST INC. EMPLOYEES’ SAVINGS PLAN
/s/ Kenneth N. Tamaro
Kenneth N. Tamaro
Chairman, UST Inc. Employee Plans Administration Committee

Dated: June 27, 2007

UST INC. EMPLOYEES’ SAVINGS PLAN
Exhibit Index
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm.